VIA SEDAR

To the Securities Regulatory Authorities:

RE:

Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the annual shareholders meeting of the Company held on May 1, 2008 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following voting results obtained at the Meeting:

	Item Voted Upon	Voting Result

1	Election of eight directors to hold office until the following year. John Auston Ross Cory Robert Gilmore Geoffrey Handley Wayne Lenton Hugh Morris Donald Shumka Paul Wright

The eight nominees proposed by management were elected by a majority of shareholders that voted.

For

210,778,058 (99.78%)

210,416,637 (99.61%)

210,386,287 (99.60%)

210,755,396 (99.77%)

210,753,108 (99.77%)

210,374,901 (99.59%)

210,413,237 (99.61%)

210,935,558 (99.86%)

2	Appointment of PricewaterhouseCoopers LLP as the Company’s auditors.	PricewaterhouseCoopers were appointed as the Company’s auditors by a majority of shareholders that voted. For 210,765,352 (99.78%)
3	Authorize the directors to fix the remuneration of the auditors.	The directors were authorized to fix the auditors remuneration by a majority of shareholders that voted. For 210,733,703 (99.76%)

4

Approve an Ordinary Resolution confirming the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors.

The amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors was confirmed by a majority of the shareholders that voted.

For

172,945,616 (90.04%)

5

Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors.

The adoption of amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors was approved by a majority of shareholders that voted.

For

171,213,401 (89.14%)

Yours truly,

ELDORADO GOLD CORPORATION

/s/ Dawn Moss

Dawn Moss

Corporate Secretary